

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2024

Gregory S. Marcus
President and Chief Executive Officer
Marcus Corp
111 East Kilbourn Avenue, Suite 1200
Milwaukee, Wisconsin 53202

      Re: Marcus Corp
           Registration Statement on Form S-3
           Filed October 7, 2024
           File No. 333-282521

Dear Gregory S. Marcus:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at 202-551-7127 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Garrett F. Bishop